

3Dedge

Diversified Dynamic Directional
Fact Sheet - April 2026

Diversified Dynamic Directional US Market Exposure

The HSBC 3D Edge Index ("3D Edge") is a next generation, rules-based asset allocation strategy that synthetically invests across US Large-Cap Equity Futures and US Treasury Bond Futures with the objective of delivering smooth and steady returns over time.



—— HSBC 3D Edge Index	—— S&P 500 RC 5% Index

HSBC 3D Edge Index **4.39%** compound annual return

S&P 500 RC 5% Index **3.00%** compound annual return

Daily updated performance can be found at:
https://indices.gbm.hsbc.com/indices/HSIE3EDG

Source: HSBC and Bloomberg. Data from 01/18/2005 to 4/30/2026. Past performance is no indication of future performance. Each of the 3D Edge Index, the Base Index and each Sub-Index was launched on December 24, 2024 and therefore has limited historical performance. See "Important Disclaimer Information – Use of Simulated Returns" in this document.

Annualized Index Returns:
Simulated & Historical (as of 4/30/2026)

YTD	-1.28%
1Y	3.09%
3Y	3.64%
5Y	4.60%
10Y	4.44%
Full Period	4.39%
Max Drawdown (Full Period)	-7.21%
Annualized Volatility	4.61%
Bloomberg Ticker	HSIE3EDG
Index Live Date	12/24/2024

Key Features



Diversified Assets

Combines exposure to US equities and US bonds to seek an attractive level of return for a given level of risk.



Dynamic Signals

Measures market stress in US equity and US bond markets on a daily basis.



Directional Exposure

Can potentially generate positive performance whether US equities or US bonds prices are appreciating or depreciating.

 **HSBC**

ISSUER FREE WRITING PROSPECTUS
Pursuant to Rule 433
Registration Statement No. 333-277211
May 1, 2026

How Does 3D Edge Work

1

Start with a diversified balanced portfolio comprised of:

40% US Large-Cap Equities
60% 10Y US Treasury Bonds

2

On a daily basis, 3D Edge deploys signals to monitor market stress:

US Large Cap Equities
Price Momentum
Short-Term Volatility

US 10Y Treasury Bonds
Yield Momentum
Adjusted Carry

3

3D Edge will default to long exposure but can shift to short in either or both asset classes, assuming the following conditions are met:

US Large Cap Equities
Price Momentum = Negative
Short-Term Volatility = Elevated

US 10Y Treasury Bonds
Momentum = Positive
Adjusted Carry = Negative

On a daily basis, the Index will seek to cap its volatility at 5%. On days where the underlying portfolio experiences volatility greater than 5%, the index will deallocate away from its underlying portfolio, leaving a portion of the Index un-invested.